Description of Certificates

	Principal Amount (Approx.) [1] [3]	WAL (Yrs) [2]	Pmt Window (Mths) [2]	Certificate Interest Rate	Tranche Type	Expected Ratings S&P/Moody's
3A-1	$150,000,000	2.89	05/06 – 03/14	6.50% [4]	Senior	AAA/Aaa
3A-2A	17,000,000	0.95	05/06 – 05/08	5.91% [5]	Senior	AAA/Aaa
3A-2B	73,106,649	0.95	05/06 – 05/08	Variable [6]	Senior	AAA/Aaa
3A-3	36,006,835	2.75	05/08 – 01/10	5.86% [7]	Senior	AAA/Aaa
3A-4	25,264,202	5.00	01/10 – 04/13	6.27% [8]	Senior	AAA/Aaa
3A-5	12,765,623	7.89	04/13 – 03/14	6.40% [9]	Senior	AAA/Aaa
3A-6	18,238,146	6.36	06/09 – 03/14	6.04% [10]	Senior/NAS	AAA/Aaa
3A-IO	Notional [11]	1.21	NA	5.00% [12]	Senior	AAA/Aaa
3M-1	15,224,978	5.21	05-09 – 03/14	6.27% [13]	Subordinate	AA/Aa2
3M-2	6,787,039	5.20	05/09 – 03/14	6.40% [14]	Subordinate	A/Aa3
3M-3	4,585,837	5.18	05/09 – 03/14	6.40% [15]	Subordinate	BBB/Baa2
3M-4	1,834,335	4.97	05/09 – 09/13	6.40% [16]	Subordinate	BBB-/Baa3
3B-1	1,834,335	**Not Offered Hereby**		6.40% [17]	Subordinate	N/A
3B-2	1,284,035	**Not Offered Hereby**		6.40% [18]	Subordinate	N/A
C	2,934,834	**Not Offered Hereby**		N/A		N/A

Total: $366,866,848

(1) Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Windows for the Offered Certificates are shown based on the Pricing Prepayment Speed (as defined herein) and assuming the Optional Termination is exercised at the earliest Clean-Up Call Option Date.

(3) Credit support for the Certificates will be provided through subordination, fully funded overcollateralization of approximately 0.80% and excess spread.

(4) The Class 3A-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.50%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(5) The Class 3A-2A Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [5.91%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(6) The Class 3A-2B Certificates will accrue interest at a variable rate equal to one month LIBOR plus a margin, subject to the Net WAC Cap.

(7) The Class 3A-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [5.86]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap

(8) The Class 3A-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.27]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap

(9) The Class 3A-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap



WaMu Capital Corp.
A Washington Mutual, Inc. Company

(10) The Class 3A-6 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.04]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap

(11) Interest will accrue on the notional amount of this class, initially $[18,000,000], calculated as described in this preliminary term sheet. On or after the distribution date in [April 2008], the notional amount of this class will equal $0. These certificates will not receive any distributions of principal.

(12) The per annum Pass-Through Rate for the Class 3A-IO Certificates will be the lesser of (i)(a) for the first [23] accrual periods, 5.00%, subject to a maximum rate equal to the weighted average Pass-Through Rate of the Mortgage Loans for the related Distribution Date and (b) for each accrual period thereafter, 0.00% and (ii) the Net WAC Cap.

(13) The Class 3M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.27%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(14) The Class 3M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(15) The Class 3M-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(16) The Class 3M-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(17) The Class 3B-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

(18) The Class 3B-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.



Transaction Summary

Depositor:	WaMu Asset Acceptance Corp. ("**WAAC**").
Trust:	Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-[4] Trust.
Servicer:	Washington Mutual Bank ("**WMB**").
Lead Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank National Association.
Rating Agencies:	It is anticipated that the Offered Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described herein.
Cut-off Date:	April 1, 2006.
Statistical Cut-Off Date:	March 1, 2006.
Closing Date:	On or about April 27, 2006.
Servicing Fee:	Initially 0.4631%.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in May 2006.
Due Period:	With respect to any Distribution Date, the calendar month immediately preceding such Distribution Date.
Class A Certificates:	Classes 3A-1, 3A-2A, 3A-2B, 3A-3, 3A-4, 3A-5, and 3A-6.
Class M Certificates:	Classes 3M-1, 3M-2, 3M-3 and 3M-4.
Class B Certificates:	Classes 3B-1 and 3B-2.
Fixed Rate Certificates:	All Certificates, except the Class 3A-2B.
Variable Rate Certificates:	Class 3A-2B.
Senior Certificates:	Class A and Class 3A-IO.
Subordinate Certificates:	Class M and Class B.
Certificates:	Senior Certificates and Subordinate Certificates.
Offered Certificates:	Classes 3A-1, 3A-2A, 3A-2B, 3A-3, 3A-4, 3A-5, 3A-6, 3A-IO, 3M-1, 3M-2, 3M-3 and 3M-4.
Non-Offered Certificates:	Classes 3B-1, 3B-2 and C.
Registration:	Each class of Offered Certificates will initially be represented by a single certificate registered in the name of Cede & Co., a nominee of The Depository Trust Company, New York, New York.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Federal Tax Treatment:	For federal income tax purposes, one or more REMIC elections will be made with respect to the Trust. The Offered Certificates will represent ownership of regular interests for federal tax income purposes.
SMMEA Treatment:	The Class A, Class 3A-IO and Class 3M-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**").
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws.
Optional Termination:	The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (a "**Clean-Up Call Option Date**").
Day Count:	30/360 for the Fixed Rate Certificates and Actual/360 for the Variable Rate Certificates.
Interest Accrual Period:	The interest accrual period for the Fixed Rate Certificates for a given Distribution Date will be the calendar month prior to such Distribution Date. The interest accrual period for the Variable Rate Certificates for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month during which such Distribution Date occurs.
Delay Days:	24 day delay for the Fixed Rate Certificates and 0 day delay for the Variable Rate Certificates.
Pricing Prepayment Speed:	25% CPR.
Compensating Interest:	Compensating interest paid by the Servcier with respect to the Mortgage Loans will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans, any reinvestment income realized by the Servicer relating to payoffs on the Mortgage Loans made during the prepayment period, and interest payments on the payoffs received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans.
Mortgage Loans:	The Mortgage Loans consist of Alt-A, fixed rate, first lien residential mortgage loans with original terms to maturity of not more than 30 years.
	On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Statistical Cut-off Date is $366,866,948, subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Originator Concentrations	Approx %
GreenPoint Mortgage Funding, Inc.	40.3
All Other Originators Less Than 10%	59.7

See "**Originator Disclosure**" section.

Servicer Advances: The Servicer will advance principal and interest provided the Servicer determines the advance is recoverable from future payments.

Excess Spread: The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner based on the collateral as of the Statistical Calculation Date.

Gross WAC:	7.3957%
Less Initial Servicing Fee:	0.4631%
Net WAC:	6.9326%
Less Initial Certificate Coupon (Approx.):	6.2993%
Initial Excess Spread:	0.6333%

Pass-Through Rate: The "**Pass-Through Rate**" with respect to each Mortgage Loan is equal to the mortgage rate less the Servicing Fee.

Net Funds Cap: The weighted average Pass-Through rates of the Mortgage Loans

Net WAC Cap: The "**Net WAC Cap**" will be equal to (i) with respect to Class 3A-1, the Net Funds Cap and (ii) with respect to Classes 3A-2A, 3A-2B, 3A-3, 3A-4, 3A-5, 3A-6, 3M-1, 3M-2, 3M-3, 3M-4, 3B-1, and 3B-2 and (1) prior to and including month 23, (a) the Net Funds Cap minus (b) the Class 3A-IO Certificate Interest Rate multiplied by a fraction, the numerator of which is the Class 3A-IO Notional Amount immediately prior to such distribution date and the denominator of which is the aggregate Certificate Principal Balance of the Class 3A-2A, 3A-2B, 3A-3, 3A-4, 3A-5, 3A-6, 3M-1, 3M-2, 3M-3, 3M-4, 3B-1, and 3B-2 for the immediately preceding distribution and (2) with respect to each Distribution Date after month 23, the Net Funds Cap.

Credit Enhancement: Credit enhancement consists of the following:

      1) Net Monthly Excess Cashflow;
      2) Overcollateralization Amount; and
      3) Subordination.

Accrued
Certificate Interest: For each class of Certificates on any Distribution Date, the amount of interest accrued during the related Interest Accrual Period on the related class certificate balance immediately prior to such Distribution Date at the related Certificate Interest Rate as reduced by that class' share of net prepayment interest shortfalls and any shortfalls resulting from the application of the Servicemembers Civil Relief Act or any similar state statutes.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Interest Remittance Amount:	For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans less the Servicing Fee.

Principal Remittance Amount: For any Distribution Date, the sum of:

(i)   all scheduled payments of principal due during the related Due Period and received by the Servicer on or prior to the related determination date or advanced by the Servicer on the related remittance date;

(ii)   the principal portion of all partial prepayments received during the month prior to the month during which such Distribution Date occurs and all full prepayments received from the 15th day of the prior month through the 14th day of the month during which such Distribution Date occurs;

(iii)   the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs;

(iv)   the principal portion of the repurchase price for any repurchased Mortgage Loans that were repurchased during the prior calendar month;

(v)   the principal portion of substitution adjustments received in connection with the substitution of a Mortgage Loan that was substituted during the prior calendar month; and

(vi)   the principal portion of the termination price if the Optional Clean-Up Call is exercised.

Principal Distribution Amount: On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Excess Subordinated Amount, if any.

Extra Principal Distribution Amount: For any Distribution Date, the lesser of (i) the excess of (x) interest collected or advanced on the Mortgage Loans for each Distribution Date (less the Servicing Fee) and available for distribution during the related Due Period, over (y) the sum of interest payable on the Offered and Non-Offered Certificates on such Distribution Date and (ii) the Overcollateralization Deficiency Amount for such Distribution Date.

Overcollateralization Deficiency Amount: For any distribution date will be equal to the amount, if any, by which (x) the Targeted Overcollateralization Amount for such Distribution Date exceeds (y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after giving effect to the reduction on such distribution date of the aggregate Class Principal Balance of the Certificates resulting from the payment of the Principal Distribution Amount on such Distribution Date, but prior to allocation of any Realized Losses on such Distribution Date.



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Excess Subordinated Amount:	For any Distribution Date, means the excess, if any of (i) the Overcollateralization Amount, over (ii) Targeted Overcollateralization Amount for such Distribution Date.

Targeted
Overcollateralization
Amount:

For any Distribution Date prior to the Stepdown Date, approximately 0.80% of the Aggregate Loan Balance as of the Cut-Off Date; with respect to any Distribution Date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, the greater of (a) 1.60% of the Aggregate Loan Balance for such Distribution Date, or (b) 0.35% of the Aggregate Loan Balance as of the Cut-Off Date; with respect to any Distribution Date on or after the Stepdown Date with respect to which a Trigger Event has occurred and is continuing, the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date.

Net Monthly
Excess Cashflow:

For any Distribution Date, the amount of available funds for such Distribution Date remaining after making all payments of interest and principal to the certificates from the Interest Remittance Amount and Principal Remittance Amount, respectively.

Overcollateralization
Amount:

The "**Overcollateralization Amount**" is equal to the excess of (i) the aggregate principal balance of the Mortgage Loans over (ii) the aggregate principal balance of the Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.80% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.

Mortgage Insurance:

As of the Statistical Cut-Off Date, all of the mortgage loans with LTV's greater than 80% are covered by mortgage insurance.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
      a. the Distribution Date occurring in May 2009; and
      b. the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to approximately 18.80%.

The following table sets forth the Initial Credit Enhancement Percentage and Step-Down Credit Enhancement Percentage for the Class A, Class M and Class B Certificates:



Class	Initial Credit Enhancement Percentage	Step-Down Credit Enhancement Percentage
A	9.40%	18.80%
3M-1	5.25	10.50
3M-2	3.40	6.80
3M-3	2.15	4.30
3M-4	1.65	3.30
3B-1	1.15	2.30
3B-2	0.80	1.60

Trigger Event: A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 day+ rolling average equals or exceeds [35%] of the prior period's Credit Enhancement Percentage for the Class A Certificates (the 60 day+ rolling average will equal the rolling 3 month average percentage of Mortgage Loans that are 60 or more days delinquent, including loans in foreclosure, all REO Property and Mortgage Loans where the mortgagor has filed for bankruptcy) or (ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related prepayment period divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "**Cumulative Realized Loss Percentage**") exceeds the amounts set forth below:

Distribution Date	Percentage
TBD	**TBD**
TBD	**TBD**
TBD	**TBD**
TBD	**TBD**
TBD	**TBD**

Credit Enhancement
Percentage: The "**Credit Enhancement Percentage**" for any Distribution Date and any class of Certificates is equal to (i) the sum of (a) the aggregate Class Principal Balance of the classes of Certificates subordinate to such class of Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Allocation of
Realized Losses: On each Distribution Date, the principal portion of all Realized Losses with respect to the Mortgage Loans will be allocated first to Net Monthly Excess Cashflow, second, to the Overcollateralization Amount, third to the Class B Certificates, in the reverse order of their numerical class designations (beginning



WaMu Capital Corp.
A Washington Mutual, Inc. Company

with the class of Class B Certificates then outstanding with the highest numerical class designation), fourth to the Class M Certificates, in the reverse order of their numerical class designations (beginning with the class of Class M Certificates then outstanding with the highest numerical class designation), in each case until the Class Principal Balances of the respective classes of Subordinate Certificates have been reduced to zero. An allocation of any Realized Losses to a Subordinate Certificate on any Distribution Date will be made by reducing its Class Principal Balance, after taking into account all distributions made on such Distribution Date. Realized Losses will not be allocated to reduce the Class Principal Balance of any class of Class A Certificates.

Class 3A-1
Certificate Interest Rate: The Class 3A-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.50%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class 3A-2A
Certificate Interest Rate: The Class 3A-2A Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [5.91%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class 3A-2B
Certificate Interest Rate: The Class 3A-2B Certificates will accrue interest on a variable rate equal to one month LIBOR plus a margin, subject to the Net WAC Cap.

Class 3A-3
Certificate Interest Rate: The Class 3A-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [5.86]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class 3A-4
Certificate Interest Rate: The Class 3A-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.27]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class 3A-5
Certificate Interest Rate: The Class 3A-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class 3A-6
Certificate Interest Rate: The Class 3A-6 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.04]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class 3A-IO
Certificate Interest Rate: The Class 3A-IO Certificates will accrue interest at a per annum interest rate equal to (i) for the first [23] accrual periods, [5.00]%, subject to a maximum rate equal to the Net Funds Cap for the related Distribution Date and (ii) for each accrual period thereafter, 0.00%.

Class 3M-1
Certificate Interest Rate: The Class 3M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.27%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.


WaMu Capital Corp.
A Washington Mutual, Inc. Company

Class 3M-2
Certificate Interest Rate: The Class 3M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class 3M-3
Certificate Interest Rate: The Class 3M-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class 3M-4
Certificate Interest Rate: The Class 3M-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class 3B-1
Certificate Interest Rate: The Class 3B-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class 3B-2
Certificate Interest Rate: The Class 3B-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [6.40%] (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the Net WAC Cap.

Class A Basis Risk
Carry Forward Amount: As to any Distribution Date, the supplemental interest amount for the Class A Certificates will equal the sum of: (i) the excess, if any, of interest that the related class of Class A Certificates, as applicable, would otherwise be due at the related Certificate Interest Rate (without regard to the Net WAC Cap) over interest due on such class of Class A Certificates at a rate equal to the Net WAC Cap; (ii) any Basis Risk Carry Forward Amount for such class of Class A Certificates, as applicable, remaining unpaid from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the related Certificate Interest Rate for such class of Class A Certificates (without regard to the Net WAC Cap).

Class 3M-1, 3M-2, 3M-3,
3M-4, 3B-1 and 3B-2
Basis Risk Carry
Forward Amounts: As to any Distribution Date, the supplemental interest amount for each of the Class 3M-1, 3M-2, 3M-3, 3M-4, 3B-1 and 3B-2 Certificates will equal the sum of (i) the excess, if any, of interest that would otherwise be due on such class of certificates at such certificates' applicable Certificate Interest Rate (without regard to the Net WAC Cap) over interest due on such class of certificates at a rate equal to the Net WAC Cap, (ii) any Basis Risk Carry Forward Amount for such class remaining unpaid from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the certificates' applicable Certificate Interest Rate (without regard to the Net WAC Cap).

Class 3A-IO
Notional Amount : For any distribution date, an amount equal to the lesser of (a) the Class 3A-IO scheduled notional amount as indicated in the table below and (b) the aggregate scheduled principal balance of Class 3A-2A, Class 3A-2B, Class 3A-3, Class 3A-4, Class 3A-5, Class 3A-6, Class 3M-1, Class 3M-2, Class 3M-3, Class 3M-4, Class 3B-1 and Class 3B-2 for the preceding distribution date (or, in the case of the first distribution date, the Certificate Principal Balance of the Class 3A-



WaMu Capital Corp.
A Washington Mutual, Inc. Company

2A, Class 3A-2B, Class 3A-3, Class 3A-4, Class 3A-5, Class 3A-6, Class 3M-1, Class 3M-2, Class 3M-3, Class 3M-4, Class 3B-1 and Class 3B-2, as of the cut-off date.)

DISTRIBUTION DATE OCCURRING IN	SCHEDULED NOTIONAL AMOUNT
May 2006 through July 2006	$18,000,000
August 2006	$16,687,000
September 2006 through November 2006	$14,462,000
December 2006 through January 2007	$13,350,000
February 2007	$13,074,000
March 2007	$12,312,000
April 2007	$11,600,000
May 2007	$10,933,000
June 2007 through July 2007	$9,011,000
August 2007	$8,232,000
September 2007	$7,565,000
October 2007 through January 2008	$6,897,000
February 2008	$6,572,000
March 2008	$6,221,000
April 2008 and thereafter	$0

Class A Principal Distribution Amount: Will be an amount equal to the excess of (x) the aggregate Class Principal Balance of the Senior Certificates (other than the Class 3A-IO) immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 81.2% and (ii) the aggregate Scheduled Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Scheduled Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class 3M-1 Principal Distribution Amount: Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date) and (B) the Class Principal Balance of the Class 3M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) approximately 89.5% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class 3M-2 Principal



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the Class Principal Balance of the Class 3M-1 Certificates (after taking into account any payment of the Class 3M-1 Principal Distribution Amount on such Distribution Date), and (C) the Class Principal Balance of the Class 3M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) approximately 93.2% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.
Class 3M-3 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class 3M-1 and Class 3M-2 Certificates (after taking into account any payment of the Class 3M-1 and Class 3M-2 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class 3M-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) approximately 95.7% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.
Class 3M-4 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class 3M-1, Class 3M-2 and Class 3M-3 Certificates (after taking into account any payment of the Class 3M-1, Class 3M-2 and Class 3M-3 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class 3M-4 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) approximately 96.7% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.
Class 3B-1 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M Certificates (after taking into account any payment of the Class M Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class 3B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) approximately 97.7% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the



WaMu Capital Corp.
A Washington Mutual, Inc. Company

aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class 3B-2 Principal
Distribution Amount: Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M and Class 3B-1 Certificates (after taking into account any payment of the Class M and Class 3B-1 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class 3B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) approximately 98.4% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Realized Losses: With respect to defaulted Mortgage Loans that are liquidated, the realized loss amount is equal to the portion of the principal balance remaining unpaid after the application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the applicable servicing fees in respect to such Mortgage Loans.

Class 3A-6 Lockout
Distribution Amount: For any Distribution Date, the Class 3A-6 Lockout Distribution Percentage for such Distribution Date multiplied by the product of (A) a fraction, the numerator of which is the Class Principal Balance of the Class 3A-6 Certificates and the denominator of which is the aggregate Class Principal Balance of all of the Class A Certificates minus the Class Principal Balance of the Class 3A-1 Certificates (in each case immediately prior to such Distribution Date) and (B) the product of (i) 54.8711284148% and (ii) the Class A Principal Distribution Amount for such Distribution Date.

Class 3A-6 Lockout
Distribution Percentage: The Class 3A-6 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occuring in	Percentage
May 2006 to April [2009]	[0.00]%
May [2009] to April [2011]	[45.00]%
May [2011] to April [2012]	[80.00]%
May [2012] to April [2013]	[100.00]%
May [2013] and thereafter	[300.00]%



Distributions

Interest Distributions

On each Distribution Date, interest distributions from the Interest Remittance Amount will be distributed sequentially as follows:

1. to the Senior Certificates, pro-rata, their Accrued Certificate Interest;

2. to the Senior Certificates, pro rata, their unpaid Accrued Certificate Interest, if any, from prior Distribution Dates;

3. to the Class 3M-1 Certificates, their Accrued Certificate Interest;

4. to the Class 3M-2 Certificates, their Accrued Certificate Interest;

5. to the Class 3M-3 Certificates, their Accrued Certificate Interest;

6. to the Class 3M-4 Certificates, their Accrued Certificate Interest;

7. to the Class 3B-1 Certificates, their Accrued Certificate Interest; and

8. to the Class 3B-2 Certificates, their Accrued Certificate Interest.

Principal Distributions

On each Distribution Date (a) prior to the applicable Stepdown Date or (b) on or after the applicable Stepdown Date and on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Principal Distribution Amount will be distributed in the following order of priority:

1. first, until the aggregate Class Principal Balance of the Class A Certificates has been reduced to zero, concurrently, as follows:

a. pay 45.1288715852% to the holders of the Class 3A-1 Certificates until its Class Principal Balance is reduced to zero.

b. pay 54.8711284148%, sequentially, as follows:

i. first, to the holders of the Class 3A-6 Certificates, the Class 3A-6 Lockout Distribution Amount for that Distribution Date, until its Class Principal Balance is reduced to zero;

ii. second, to the holders of the Class 3A-2A and Class 3A-2B, pro-rata, until their respective Class Principal Balances are reduced to zero; and

iii. third, to the holders of the Class 3A-3, Class 3A-4, Class 3A-5, and Class 3A-6, sequentially, in that order, until their respective Class Principal Balances are reduced to zero.

2. second, from the Principal Distribution Amount remaining after making the distributions described above, in the following order of priority:

a. first, to the holders of the Class 3M-1 Certificates, until the Class Principal Balance thereof has been reduced to zero;

b. second, to the holders of the Class 3M-2 Certificates, until the Class Principal Balance thereof has been reduced to zero;

c. third, to the holders of the Class 3M-3 Certificates, until the Class Principal Balance thereof has been reduced to zero;

d. fourth, to the holders of the Class 3M-4 Certificates, until the Class Principal Balance thereof has been reduced to zero;

e. fifth, to the holders of the Class 3B-1 Certificates, until the Class Principal Balance thereof has been reduced to zero; and

f. sixth, to the holders of Class 3B-2 Certificates, until the Class Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the applicable Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Principal Distribution Amount will be distributed in the following amounts and order of priority:

1. first, up to the Class A Principal Distribution Amount, to the holders of the Class 3A-1, Class 3A-2A, Class 3A-2B, Class 3A-3, Class 3A-4, Class 3A-5, and Class 3A-6 Certificates, in the manner described in "Principal Distributions," clause 1 above.

2. second, from the Principal Distribution Amount remaining after making the distributions described above, in the following order of priority:

a. first, to the holders of the Class 3M-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class 3M-1 Principal Distribution Amount until the Class Principal Balance thereof has been reduced to zero;

b. second, to the holders of the Class 3M-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class 3M-2 Principal Distribution Amount until the Class Principal Balance thereof has been reduced to zero;

c. third, to the holders of the Class 3M-3 Certificates, the lesser of the remaining Principal Distribution Amount and the Class 3M-3 Principal Distribution Amount until the Class Principal Balance thereof has been reduced to zero;

d. fourth, to the holders of the Class 3M-4 Certificates, the lesser of the remaining Principal Distribution Amount and the Class 3M-4 Principal Distribution Amount until the Class Principal Balance thereof has been reduced to zero;

e. fifth, to the holders of the Class 3B-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class 3B-1 Principal Distribution Amount until the Class Principal Balance thereof has been reduced to zero; and

f. sixth, to the holders of the Class 3B-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class 3B-2 Principal Distribution Amount until the Class Principal Balance thereof has been reduced to zero.



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Notwithstanding the allocation of principal to the Class A Certificates described above, from and after the Distribution Date on which the aggregate certificate principal balances of the Class 3M-1, Class 3M-2, Class 3M-3, Class 3M-4, Class M-5, Class 3B-1 and Class 3B-2 Certificates have been reduced to zero, any principal distributions allocated to the Class A Certificates are required to be allocated pro rata to the Class A Certificates, based on their respective certificate principal balances.

Allocation of Net Monthly Excess Cashflow

On each Distribution Date any Net Monthly Excess Cashflow will be distributed sequentially as follows:

1. to the holders of the Certificates, as principal, the Extra Principal Distribution Amount, in the priority described above under Principal Distributions, until the Targeted Overcollateralization Amount has been achieved;

2. to the holders of the Class 3M-1 Certificates, their unpaid Accrued Certificate Interest;

3. to the holders of the Class 3M-2 Certificates, their unpaid Accrued Certificate Interest;

4. to the holders of the Class 3M-3 Certificates, their unpaid Accrued Certificate Interest;

5. to the holders of the Class 3M-4 Certificates, their unpaid Accrued Certificate Interest;

6. to the holders of the Class 3B-1 Certificates, their unpaid Accrued Certificate Interest;

7. to the holders of the Class 3B-2 Certificates, their unpaid Accrued Certificate Interest;

8. to the Class A Certificates, any Class A Basis Risk Carry Forward Amount for such Distribution Date;

9. sequentially to the Class 3M-1, Class 3M-2, Class 3M-3, Class 3M-4, Class 3B-1, Class 3B-2 certificates up to their respective Basis Risk Carry Forward Amount for such Distribution Date; and

10. to the holders of the Class C Certificates.

